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                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975


In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A. Email message sent by OrthAlliance Director Dr. Rand Bennett to OrthAlliance Members

Dear fellow members,
I have been waiting to share my thoughts regarding the OCA merger until I was invited to the Orally listbot and had a chance to see everyones comments. I have made requests to be included on that listbot but until now I have not been invited nor received any of the emails being shared within that group. I have decided not to wait any further and I apologize for not speaking up sooner. I have had to finish a series of out-of-the-country lecture commitments made two years ago and have been in 6 countries and on both coasts in the last four weeks in addition to trying to run a practice on the few days that I have been in the country. I leave for the east coast again tomorrow and wanted to get this sent before another few days go by. I apologize in advance if there are grammatical errors or sentences that never end. I just do not have time to edit this. Sorry!

To be honest I have hesitated to say too much, in that I feel very very good about the proposed merger, and those who have spoken up in favor of the transaction have typically been attacked verbally and had their integrity questioned. I am not really anxious to be attacked for my opinion but I did want to share my feelings with the group.

I would like to clarify that I have no special relationship, deals or incentives with OCA and I have no hidden agendas or secret reasons for wanting one deal over another. I am trying to evaluate my personal options just like all of you. My choices for my practice are the same as yours. I have seriously considered each of the 3 OCA options as well as the buy out option for myself. As a board member I have spent years looking at every other possible scenario for our group of doctors. I have spent hundreds of hours in board rooms all over the country with some of the nations top consultants, financial wizards and legal minds. I know that we have not left any stone unturned and we have objectively looked at and evaluated every alternative.

Secondly, I know that some of you have felt that driving the company into bankruptcy would be a good option. Some of our members local attorneys have even given advice encouraging us along these lines. We need to be very careful in this arena. OrthAlliance is a solvent company and the federal government seriously frowns on attempts by individuals to take solvent public companies and drive them into bankruptcy. After speaking with attorneys who specialize in public





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company legal matters (not local attorneys who aren't specialists) I have learned that our members would have a lot of personal liability if there were discussions about/and then attempts made to drive the company into bankruptcy This talk needs to cease now as it is not a legally justified option to be considered or discussed. Legalities aside, bankruptcy would be morally and ethically completely unacceptable to me, as the public has trusted us and the non-doctor public shareholders deserve the maximum value that we can give them for their shares. People who earn a lot less than any of us (we each earn more than 99% of the worlds population, even with a service fee) have invested their earnings and savings and we should be ashamed of ourselves for even thinking of doing anything to cheat them of whatever value we can get them for their shares.

When I first learned that OCA was interested in proposing a transaction, my initial instinctive reaction was very negative, like many of yours. I thought that they were the enemy. For so long we have used OCA as our nemesis, our competition, etc. To think of joining forces with them was distasteful to many of us. Most of these feelings for me were based on rumors, misinformation and a prideful attitude. As I reflect on the last few years I remembered when all of the orthodontic companies got started each was talking negatively about the other. When Premier and USOC first talked about a merger there had been previous claims to being superior or "more concerned about quality" on each side. Then when the doctors met we discovered that we all wanted the same things and that we were all concerned about quality. OrthAlliance was created out of that merger and then the merger with New Image occurred which was deja vu. Some of my best friends and mentors are now part of OrthAlliance and they came from any one of the previous three companies.

I am absolutely convinced that the same will be true of the OrthAlliance/OCA merger. I have recently met with the OCA doctor closest to my office and I have found him to be highly qualified clinically and a person who I feel has very high integrity. His patients are very happy with their care and services and there is much that my team can learn from his. His office runs very very efficiently and I plan on making a lot of changes in how I do things in my office. The more I have learned the more I have found that negative rumors about OCA are false. My fears about the transaction were emotional and not based on rational and objective thought. I know that we all can mutually benefit from merging.

I know that there are feelings amongst some of our members that we are all about quality and OCA is not. This is simply not true. There are doctors of varying skills, commitment in all groups in our profession and no one group has a monopoly on either high quality or low quality. We simply cannot generalize.

The more I get to know OCA's management team, the clearer I have felt that they know what they are doing, they are very progressive, they are quick to implement changes suggested by their doctors and they are very forward thinking. I have overcome the initial negative feelings that I had and I now feel very optimistic about the future and the potential we all have if we remain united. I know that some of you are still very negative about the options, but I can tell you that after several years of serving on the board and evaluating all of the alternatives available to our members, this is the very best transaction that we could achieve. I am very excited about the future.

I like the services that OCA has available right now and I am excited about their future plans. I am carefully evaluating option #2 and #3 as they make the most sense to me personally. I know that OCA is hoping that we will all work together to make the new company better. I am excited about working together to make this the finest group of orthodontists in the profession.


Humbly
Rand Bennett